EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of AFC Gamma, Inc. on Form S-8 pertaining to the AFC Gamma, Inc. Stock Incentive Plan of our report dated February 23, 2021, on our audit of the financial statements of AFC Gamma, Inc. as of December 31, 2020 and for the period July 31, 2020 (date of commencement of operations) to December 31, 2020, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators, which report appears in Amendment No. 6 to the Registration Statement on Form S-11 of AFC Gamma, Inc. dated March 16, 2021.

/s/ CohnReznick LLP

Chicago, Illinois
March 19, 2021